MAIL STOP 05-11

April 28, 2005

Richard P. Kundrat, Chief Executive Officer
NuVim, Inc.
12 North State Route 17
Paramus, NJ 07652

      Re:	NuVim, Inc.
   Registration Statement on Form SB-2
   File No. 333-120938
   Amendment Filed on April 4, 2005

Dear Mr. Kundrat:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 3

1. We note your response to comment 3 of our comment letter dated March 16, 2005. Please revise to include disclosure regarding the fact that Spencer Trask has also guaranteed your outstanding debt owed to Wachovia. Additionally, please revise to quantify the combined value of the indebtedness owed to and the outstanding Wachovia debt guaranteed by Spencer Trask.

Risk Factors, page 7

2. We note that approximately 30% of the proceeds from this offering will be directed towards the payment of outstanding debt. Please consider revising to include a risk factor to highlight this aspect of your offering.

3. It appears that your shares will be considered "penny stocks."
Please consider revising to include a risk factor to highlight this possibility.

Use of Proceeds page 13

4. We note your additional disclosure that a portion of the proceeds allocated to working capital will be used towards satisfying a payable related to your television advertising expenses incurred in
2004. We do not understand why such use is allocated under working capital. Please explain. Also, please be aware that in your marked copy of Amendment 3, this additional disclosure was not highlighted as a change from Amendment 2.

Dilution, page 15

5. We note your disclosure that existing shareholders "purchased" your shares at an average price of $12.48 per share. It appears that a large portion of your "purchased shares" resulted from conversions of debt or other securities. An investment in debt, preferred or convertible securities entails different investment considerations than those considered when deciding to purchase common shares. As such, please revise your disclosure in this section to breakup your existing stockholders into groups according to their original investment decision.

Management`s Discussion and Analysis, page 17

6. We note your disclosure that you are "anticipating an increase in gross case shipments of approximately 9%" in the first quarter of 2005. In making projections, please refer to Item 10(d) of Regulation S-B.

7. We note your additional disclosure regarding the "write down of obsolete inventory." Your disclosure indicates that you wrote of the expenses related to your sports drink in 2003. Please explain why this disclosure was not included in your previous amendments. Also, please revise to clarify if this write-off is related to the sports drink project disclosed on page 27.

8. We note your additional disclosure on page 20 that the $125,103 increase in selling, general and administrative expenses was primarily attributable to your advertising expenses in the third and fourth quarter of 2004. Your disclosure for the period ended September 30, 2004 does not indicate you incurred any additional advertising expenses. Please revise to clarify if your disclosure implies that you were able to spend only $125,103 to re-launch your television advertising program.

Liquidity and Capital Resources

9. We note your additional disclosure that you "will require additional sources of outside capital to continue [your] operations."
Please revise to clarify if this statement continues to apply following the consummation of this offering.

10. Please revise to discuss your capital requirements for the next
12 months taking into account the proceeds from this offering.

11. We note your additional disclosure in this subsection that
$1.9
million of the proceeds from this offering will go towards
"advances,
notes payable and accrued interest thereon." Please revise to elaborate on these advances and notes.

12. We note that some of your convertible notes will convert automatically if this offering is consummated by April 30, 2005.
Please revise to update the status of these notes in your next amendment.

Business, page 24

13. We note your response to comment 7. Please supplementally provide us with a copy of the study.

14. We note your disclosure that you have four full-time employees.
Please revise to also disclose your total number of employees.
Please refer to Item 101(b)(12) of Regulation S-B.

Related Party Transactions, page 39

15. We note your modified disclosure that Spencer Trask collectively owns approximately 52% of your outstanding shares instead of 56.3% as was disclosed in Amendment 2. Please clarify the cause behind the change in current ownership by Spencer Trask.

16. We reissue comment 14.

Description of Securities, page 47

17. We note your disclosure that the common stock and warrants will trade as a unit for at least 30 days until your underwriters determine they should be separated. Please revise to discuss the factors the underwriters will consider in deciding when to allow separate trading.

18. We note that investors will only receive unit certificates until the underwriters decide to allow separate trading of the components of the units. Please consider including a risk factor (in the Risk
Factors section) to address the fact that investors will be unable to settle trades in your common stocks and warrants until the underwriters determine separate trading would begin.

Shares Eligible for Future Sale, page 52

19. We note your disclosure regarding your outstanding shares, warrants, and options. The outstanding shares and the shares underlying your outstanding warrants and options appear to be restricted shares. Please consider revising to indicate the number of shares and shares underlying warrants and options that are held by affiliates since the applicability of Rule 144 to those individuals` holdings would be subject to further restrictions.

Part II
Sales of Unregistered Securities

20. Please revise to reconcile this section with your disclosure in
Note 11 to the Financial Statements.

Other

21. Supplementally, please advise us of the states you intend to offer your units. Discuss which states you are eligible to trade in.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

   We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Any questions regarding the financial statements may be directed to Angela Halac at (202) 551-3398. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386.
							Sincerely,



							John Reynolds, Assistant
Director
							Office of Emerging Growth
Companies

cc: 	Debra Weiner
	Fax #: (650) 323-1108
??

??

??

??

NuVim, Inc.
Page 1 of 4